    As filed with the Securities and Exchange Commission on December 11, 2000.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT NO. 2 TO Schedule TO
                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         CITIZENS FIRST FINANCIAL CORP.
                        Name of Subject Company (issuer)

                         CITIZENS FIRST FINANCIAL CORP.
 Names of Filing Persons (identifying status as offeror, issuer or other person)

                    Commons Stock, $0.01 Par Value Per Share
                          Title of Class of Securities

                                   174623-10-8
                       CUSIP Number of Class of Securities

                                                Copies to:
      C. William Landefeld                      Howard & Howard Attorneys, P.C.
      Citizens First Financial Corp.            Theodore L. Eissfeldt
      2101 North Veterans Parkway               Timothy E. Kraepel
      Bloomington, Illinois 61704               One Technology Plaza Suite 600
      (309) 661-8700                            211 Fulton Street
                                                Peoria, Illinois 61602-1350
                                                (309) 672-1483

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                October 31, 2000
      Date Tender Offer First Published, Sent or Given to Security Holders

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
        Transaction Valuation*                     Amount of Filing Fee
             $6,647,000                                   $1,755
-------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 391,000 shares at the maximum tender offer price of $17.00 per share.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $1,755
                           --------------------------------------------
Form or Registration No.:           Schedule TO
                           --------------------------------------------
Filing Party:     Citizens First Financial Corp.
               --------------------------------------------------------
Date Filed:       October 31, 2000
             ----------------------------------------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_] Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

Item 11.  Additional Information.

          The information set forth in the Offer to Purchase and Letter of Transmittal, as modified by the information on the press releases contained at Item 12(a), is incorporated herein by reference.

Item 12.  Exhibits.

       (a)(11) Text of Press Release issued by the Company, dated December 5, 2000.

       (a)(12) Text of Press Release issued by the Company, dated December 11, 2000.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

December 11, 2000                      CITIZENS FIRST FINANCIAL CORP.


                                       By:   /s/ C. William Landefeld
                                          -------------------------------------
                                          C. William Landefeld
                                          President and Chief Executive Officer